SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Loews Corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
540424-10-8
(CUSIP Number)
Barry L. Bloom 655 Madison Avenue, 11th Floor New York, NY 10065-8068 (212) 521-2930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 540424-10-8	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,791,955
8	SHARED VOTING POWER 780,000
9	SOLE DISPOSITIVE POWER 15,791,955
10	SHARED DISPOSITIVE POWER 780,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,571,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer.
The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Loews Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 667 Madison Avenue, New York, New York 10065-8087.
Item 2. Identity and Background.
This statement is filed by James S. Tisch, a United States citizen.  He is President and Chief Executive Officer of the Issuer, and his business address is 667 Madison Avenue, New York, N.Y. 10065-8087.
During the five years preceding the filing of this statement, Mr. Tisch has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Mr. Tisch acquired the Common Stock beneficially owned by him by gift, by bequest and with his own personal funds.
Item 4. Purpose of Transaction.
The shares of Common Stock of the Issuer to which this Schedule relates were acquired for investment purposes.
Item 5. Interest in Securities of the Issuer.
As of March 9, 2018, Mr. Tisch beneficially owned an aggregate of 16,571,955 shares of Common Stock of the Issuer, including 1,409,189 shares held directly by him, 14,284,578 shares held by trusts of which he is trustee, 145,000 shares held by trusts of which he and his wife are trustees, 635,000 shares held by a charitable foundation of which he is a director and 98,188 shares which he had the right to acquire upon exercise of Stock Appreciation Rights which were then exercisable.  The total number of shares beneficially owned by Mr. Tisch constituted 5.1% of the 325,136,881 shares of Common Stock of the Issuer outstanding on March 9, 2018, according to information provided by the Issuer.  Mr. Tisch had sole voting power and investment power over the 1,409,189 shares held directly by him and the 14,284,578 shares held by trusts of which he is trustee and would have had sole voting power over the 98,188 shares he had the right to acquire upon exercise of Stock Appreciation Rights if he had exercised them, and he had shared voting power and investment power over the 145,000 shares held by trusts of which he and his wife are trustees and the 635,000 shares held by a charitable foundation of which he is a director.

Page 3 of 5 Pages

During the sixty days preceding the filing of this statement, the only transactions in the Common Stock of the Issuer engaged in by Mr. Tisch were as follows:  On February 11, 2018, restricted stock units awarded to Mr. Tisch in 2016 were converted into 12,641 shares of Common Stock, of which 4,841 shares were withheld by the Issuer to satisfy his tax withholding obligations and 7,800 shares were sold on February 12, 2018 in transactions on the New York Stock Exchange at prices ranging from $47.00 to $47.87 per share.  On February 26, 2018, a trust of which Mr. Tisch is trustee received a gift of 307,394 shares of Common Stock.  On March 8, 2018, a charitable foundation of which Mr. Tisch is a director received a gift of 100,000 shares of Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships With
            Respect to Securities of the Issuer.

Not applicable.
Item 7. Material to Be Filed as Exhibits.
Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 13, 2018
/s/ James S. Tisch
James S. Tisch

Page 5 of 5 Pages